SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 19, 2011

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated July 19, 2011: Regrouping of Nokia quarterly and full year 2010 and first quarter 2011 results

STOCK EXCHANGE RELEASE
July 19, 2011

Nokia Corporation
Stock exchange release
July 19, 2011 at 15:00 (CET +1)

Regrouping of Nokia quarterly and full year 2010 and first quarter 2011 results

Espoo, Finland - Nokia today provided historical results for its Devices & Services business, regrouped for comparability purposes according to the new reporting format that reflects the operational structure that became effective on April 1, 2011.

The historical results set forth below for each quarter and the full year of 2010 as well as the first quarter of 2011 are reported results regrouped (on an unaudited basis) for comparability purposes according to Nokia’s four reportable segments effective from April 1, 2011:

• Smart Devices (within Devices & Services)
• Mobile Phones (within Devices & Services)
• NAVTEQ
• Nokia Siemens Networks

The key financial performance measures provided for these segments include net sales, gross margin as well as an additional measure of profit. For Smart Devices and Mobile Phones, we present these segments’ profit contribution, which consists of revenues less these segments’ own costs as well as their directly assignable and allocated costs. For NAVTEQ and Nokia Siemens Networks, we present operating profit.

Devices & Services Other primarily includes Nokia’s luxury phone business Vertu, spare parts, intellectual property royalty income, as well as common research and development expenses. Other income and expenses includes major restructuring programs related to the Devices & Services business as well as other unallocated items.

It should be noted that the information provided herein is historical and therefore does not indicate future performance.

FIRST QUARTER 2010, REPORTED, EUR million

(unaudited)

	Smart Devices 1-3/2010	Mobile Phones 1-3/2010	Devices & Services Other 1-3/2010	Devices & Services 1-3/2010	NAVTEQ 1-3/2010	Nokia Siemens Networks 1-3/2010	Corporate Common 1-3/2010	Eliminations 1-3/2010	Nokia Group 1-3/2010

Net sales	3 362	3 194	107	6 663	189	2 718	—	-48	9 522
Cost of sales	-2 211	-2 234	-62	-4 507	-29	-1 936	—	28	-6 444
Gross profit (1)	1 151	960	45	2 156	160	782	—	-20	3 078
% of net sales	34.2	30.1	42.1	32.4	84.7	28.8			32.3

Operating expenses	-829	-340	-194	-1 363	-237	-1 015	-12	—	-2 627

Other income and expenses	28	—	10	38	—	7	-8	—	37

Contribution	350	620	-139
% of net sales	10.4	19.4	-129.9

Operating profit (1)				831	-77	-226	-20	-20	488
% of net sales				12.5	-40.7	-8.3			5.1

(1) Elimination of profits recognized in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS enabled smartphones.

SECOND QUARTER 2010, REPORTED, EUR million

(unaudited)

	Smart Devices 4-6/2010	Mobile Phones 4-6/2010	Devices & Services Other 4-6/2010	Devices & Services 4-6/2010	NAVTEQ 4-6/2010	Nokia Siemens Networks 4-6/2010	Corporate Common 4-6/2010	Eliminations 4-6/2010	Nokia Group 4-6/2010

Net sales	3 503	3 190	106	6 799	252	3 039	—	-87	10 003
Cost of sales	-2 374	-2 304	-69	-4 747	-47	-2 170	—	32	-6 932
Gross profit (1)	1 129	886	37	2 052	205	869	—	-55	3 071
% of net sales	32.2	27.8	34.9	30.2	81.3	28.6			30.7

Operating expenses	-848	-374	-206	-1 428	-283	-1 034	-29	—	-2 774

Other income and expenses	2	1	16	19	-3	-14	-4	—	-2

Contribution	283	513	-153
% of net sales	8.1	16.1	-144.3

Operating profit (1)				643	-81	-179	-33	-55	295
% of net sales				9.5	-32.1	-5.9			2.9

(1) Elimination of profits recognized in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS enabled smartphones.

THIRD QUARTER 2010, REPORTED, EUR million

(unaudited)

	Smart Devices 7-9/2010	Mobile Phones 7-9/2010	Devices & Services Other 7-9/2010	Devices & Services 7-9/2010	NAVTEQ 7-9/2010	Nokia Siemens Networks 7-9/2010	Corporate Common 7-9/2010	Eliminations 7-9/2010	Nokia Group 7-9/2010

Net sales	3 612	3 364	197	7 173	252	2 943	—	-98	10 270
Cost of sales	-2 509	-2 506	-77	-5 092	-39	-2 241	1	42	-7 329
Gross profit (1)	1 103	858	120	2 081	213	702	1	-56	2 941
% of net sales	30.5	25.5	60.9	29.0	84.5	23.9			28.6

Operating expenses	-773	-382	-184	-1 339	-263	-966	-19	—	-2 587

Other income and expenses	5	3	57	65	2	-18	—	—	49

Contribution	335	479	-7
% of net sales	9.3	14.2	-3.6

Operating profit (1)				807	-48	-282	-18	-56	403
% of net sales				11.3	-19.0	-9.6			3.9

(1) Elimination of profits recognized in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS enabled smartphones.

FOURTH QUARTER 2010, REPORTED, EUR million

(unaudited)

	Smart Devices 10-12/2010	Mobile Phones 10-12/2010	Devices & Services Other 10-12/2010	Devices & Services 10-12/2010	NAVTEQ 10-12/2010	Nokia Siemens Networks 10-12/2010	Corporate Common 10-12/2010	Eliminations 10-12/2010	Nokia Group 10-12/2010

Net sales	4 396	3 947	156	8 499	309	3 961	—	-118	12 651
Cost of sales	-3 111	-2 822	-86	-6 019	-38	-2 919	—	52	-8 924
Gross profit (1)	1 285	1 125	70	2 480	271	1 042	—	-66	3 727
% of net sales	29.2	28.5	44.9	29.2	87.7	26.3			29.5

Operating expenses	-882	-410	-218	-1 510	-288	-1 022	-47	—	-2 867

Other income and expenses	145	1	-98	48	-2	-19	4	-7	24

Contribution	548	716	-246
% of net sales	12.5	18.1	-157.7

Operating profit (1)				1 018	-19	1	-43	-73	884
% of net sales				12.0	-6.1	0.0			7.0

(1) Elimination of profits recognized in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS  enabled smartphones.

FULL YEAR 2010, REPORTED, EUR million

(unaudited)

	Smart Devices 1-12/2010	Mobile Phones 1-12/2010	Devices & Services Other 1-12/2010	Devices & Services 1-12/2010	NAVTEQ 1-12/2010	Nokia Siemens Networks 1-12/2010	Corporate Common 1-12/2010	Eliminations 1-12/2010	Nokia Group 1-12/2010

Net sales	14 873	13 695	566	29 134	1 002	12 661	—	-351	42 446
Cost of sales	-10 205	-9 866	-294	-20 365	-153	-9 266	1	154	-29 629
Gross profit (1)	4 668	3 829	272	8 769	849	3 395	1	-197	12 817
% of net sales	31.4	28.0	48.1	30.1	84.7	26.8			30.2

Operating expenses	-3 332	-1 506	-802	-5 640	-1 071	-4 037	-107	—	-10 855

Other income and expenses	180	5	-15	170	-3	-44	-8	-7	108

Contribution	1 516	2 328	-545
% of net sales	10.2	17.0	-96.3

Operating profit (1)				3 299	-225	-686	-114	-204	2 070
% of net sales				11.3	-22.5	-5.4			4.9

(1) Elimination of profits recognized in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS  enabled smartphones.

FIRST QUARTER 2011, REPORTED, EUR million

(unaudited)

	Smart Devices 1-3/2011	Mobile Phones 1-3/2011	Devices & Services Other 1-3/2011	Devices & Services 1-3/2011	NAVTEQ 1-3/2011	Nokia Siemens Networks 1-3/2011	Corporate Common 1-3/2011	Eliminations 1-3/2011	Nokia Group 1-3/2011

Net sales	3 528	3 407	152	7 087	232	3 171	—	-91	10 399
Cost of sales	-2 475	-2 457	-92	-5 024	-37	-2 324	—	60	-7 325
Gross profit (1)	1 053	950	60	2 063	195	847	—	-31	3 074
% of net sales	29.8	27.9	39.5	29.1	84.1	26.7			29.6

Operating expenses	-835	-386	-167	-1 388	-258	-990	-22	—	-2 658

Other income and expenses	—	-2	17	15	1	1	6	—	23

Contribution	218	562	-90
% of net sales	6.2	16.5	-59.2

Operating profit (1)				690	-62	-142	-16	-31	439
% of net sales				9.7	-26.7	-4.5			4.2

(1) Elimination of profits recognized in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS  enabled smartphones.

About Nokia

Nokia is committed to connecting people to what matters to them by combining advanced mobile technology with personalized services. More than 1.3 billion people connect to one another with a Nokia, from our most affordable voice-optimized mobile phones to advanced Internet-connected smartphones sold in virtually every market in the world. Through Ovi (www.ovi.com), people also enjoy access to maps and navigation on mobile, a rapidly expanding applications store, a growing catalog of digital music, free email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, and Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

Investor Relations Europe
Tel. +358 7180 34927

Investor Relations US
Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2011	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate & Securities, Legal & IP